Exhibit 4.5

DESCRIPTION OF SECURITIES

Units Sold in our Initial Public Offering

Each unit has an offering price of $10.00 and consists of one share of common stock and one right. Each right entitles the holder to receive one-tenth (1/10) of one share of common stock. Pursuant to our Initial Public Offering, a rights holder may exercise its rights only for a whole number of common stock. As a result, a holder must have 10 rights to receive one share of common stock.

The common stock and rights comprising the units began separate trading on January 25, 2023. Holders will need to have their brokers contact our transfer agent in order to separate the units into common stock and rights.

Private Units Sold in the Private Placement

With certain limited exceptions, the private units are not transferable, assignable or saleable until the completion of our initial business combination. Otherwise, the private units have terms and provisions that are identical to the units sold in our Initial Public Offering. The price of the private units was determined in negotiations between our initial shareholders and the underwriters for our Initial Public Offering with reference to the prices paid by initial shareholders for such private units in special purpose acquisition companies, which have recently consummated their initial public offerings.

Common stock

We currently have, 9,180,500 shares of common stock will be outstanding, consisting of:

●	6,900,000 shares of common stock underlying the public units;

●	430,500 shares of common stock underlying the private units;

●	1,725,000 shares of common stock held by our initial shareholders; and

●	125,000 shares of common stock held by EBC.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in our amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of our common stock that are voted is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolutions, which is passed by the affirmative vote of two-thirds of our common stock that are voted. Our board of directors will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Because our amended and restated memorandum and articles of association authorizes the issuance of up to 200,000,000 shares of common stock, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of shares of common stock which we are authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with our business combination.

In accordance with NASDAQ corporate governance requirements, we are not required to hold an annual meeting until no later than one year after our first fiscal year end following our listing on NASDAQ. There is no requirement under the Companies Act for us to hold annual general meetings to appoint directors. Until we hold an annual general meeting, public shareholders may not be afforded the opportunity to discuss company affairs with management. Our board of directors is divided into three classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In addition, as holders of our common stock, our public shareholders will not have the right to vote on the appointment of directors until after the consummation of our initial business combination. In addition, prior to our initial business combination, only holders of our founder shares have the right to vote on the appointment of directors, including in connection with the completion of our initial business combination. Accordingly, you may not have any say in the management of our company prior to the consummation of an initial business combination.

We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of our initial business combination including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be approximately $10.20 per public share. Our initial shareholders have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares, private shares and any public shares held by them in connection with the completion of our business combination. Unlike many blank check companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by law, if a shareholder vote is not required by law and we do not decide to hold a shareholder vote for business or other legal reasons, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing our initial business combination. Our amended and restated memorandum and articles of association will require these tender offer documents to contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, shareholder approval of the transaction is required by law, or we decide to obtain shareholder approval for business or other legal reasons, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek shareholder approval, we will complete our initial business combination only if a majority of the outstanding common stock voted are voted in favor of the business combination. A quorum for such meeting will consist of the holders present in person or by proxy of outstanding share of the company representing a majority of the voting power of all outstanding shares of the company entitled to vote at such meeting. However, the participation of our initial shareholders or their affiliates in privately-negotiated transactions (as described in this Form 10-K), if any, could result in the approval of our business combination even if a majority of our public shareholders vote, or indicate their intention to vote, against such business combination. For purposes of seeking approval of the majority of our outstanding common stock voted, non-votes will have no effect on the approval of our business combination once a quorum is obtained. We intend to give approximately 30 days (but not less than 10 days nor more than 60 days) prior written notice of any such meeting, if required, at which a vote shall be taken to approve our business combination. These quorum and voting thresholds, and the voting agreements of our initial shareholders, may make it more likely that we will consummate our initial business combination.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the common stock sold in our Initial Public Offering, which we refer to as the Excess Shares. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our business combination. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete the business combination. And, as a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their share in open market transactions, potentially at a loss.

If we seek shareholder approval in connection with our business combination, our initial shareholders have agreed to vote their founder shares and private shares as well as any public shares purchased during or after our Initial Public Offering favor of our initial business combination. As a result, in addition to our initial shareholders’ founder shares, we would need 1,811,048, or 31.5%, of the 6,900,000 public shares sold in our Initial Public Offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all outstanding shares are voted) or (ii) 130,812, or 1.9% of the 6,900,000 public shares sold in our Initial Public Offering and EBC founder shares to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming that only the minimum number of shares representing a quorum are voted). Additionally, each public shareholder may elect to redeem its public shares irrespective of whether it votes for or against the proposed transaction (subject to the limitation described in the preceding paragraph).

Pursuant to our amended and restated memorandum and articles of association, if we are unable to complete our business combination within 12 months (or up to 18 months at our sponsor’s option, as described in this Form 10-K) from the closing of our Initial Public Offering, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares and private shares held by them if we fail to complete our business combination within 12 months from the closing of our Initial Public Offering (or up to 18 months at our sponsor’s option, as described in this Form 10-K).

If we anticipate that we may not be able to consummate our initial business combination within 12 months, we may, by resolution of our Board of Directors, if requested by our sponsor, extend the period of time we will have to consummate an initial business combination up to two times, each by an additional three months (for a total of up to 18 months from the closing of our Initial Public Offering), provided that, pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement to be entered into between us and Continental Stock Transfer & Trust Company on December 19, 2022, in order for the time available for us to consummate our initial business combination to be extended, our sponsor or their affiliates or designees, upon five days’ advance notice prior to the applicable deadline, must deposit into the trust account $690,000 (or $0.10 per share) for each extension, for a maximum of two three-month extensions, on or prior to the date of the applicable deadline. Our public shareholders will not be entitled to vote or redeem their shares in connection with any such extension.

In the event that our sponsor elects to extend the time to complete a business combination, pay the additional amounts per each extension, and deposit the applicable amount of money into trust, our sponsor will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit and payment that will not be repaid in the event that we are unable to close a business combination unless there are funds available outside the trust account to do so. In the event that we receive notice from our sponsor five days prior to the applicable deadline of their intent to effect an extension, we intend to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, we intend to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. Our sponsor and its affiliates or designees are not obligated to fund the trust account to extend the time for us to complete our initial business combination. If we are unable to consummate our initial business combination within such time period, we will, as promptly as possible but not more than 10 business days thereafter, redeem 100% of our outstanding public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not previously released to us to pay our taxes, and then seek to dissolve and liquidate. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public shareholders. In the event of our dissolution and liquidation, the private units (and their underlying securities) will expire and be worthless.

If our initial shareholders acquire public shares in or after our Initial Public Offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our business combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the company after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of share, if any, having preference over the common stock. Our shareholders have no pre-emptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that we will provide our public shareholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, upon the completion of our initial business combination, subject to the limitations described herein.

Founder Shares, EBC Founder Shares and Private Units

Except as described below, the founder shares, EBC founder shares and private shares underlying the private units are identical to the common stock included in the public units, and holders of founder shares, EBC founder shares, and private shares have the same shareholder rights as public shareholders, except that (i) the founder shares and private shares are subject to certain transfer restrictions, as described in more detail below; (ii) our initial shareholders have entered into a letter agreement with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to any founder shares, private shares and any public shares held by them in connection with the completion of our initial business combination, (B) to waive their redemption rights with respect to their founder shares, private shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association to (a) modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 12 months from the closing of our Initial Public Offering (or up to 18 months, if we extend the time to complete a business combination as described in this Form 10-K) or (b) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, and (C) to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within 12 months from the closing of our Initial Public Offering (or up to 18 months, if we extend the time to complete a business combination as described in this Form 10-K), although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within such time period; and (iii) the founder shares, EBC founder shares and private shares are entitled to registration rights. If we submit our initial business combination to our public shareholders for a vote, our initial shareholders have agreed (and their permitted transferees will agree) pursuant to the letter agreement to vote any founder shares and private shares held by them and any public shares purchased during or after our Initial Public Offering (including in open market and privately-negotiated transactions) in favor of our initial business combination.

On December 22, 2022, the founder shares were placed into an escrow account maintained by Continental Stock Transfer & Trust Company acting as escrow agent. The founder shares will not, subject to certain exceptions, be transferred, assigned, sold or released from escrow until six months after the date of the consummation of our initial business combination, or earlier, if, subsequent to our initial business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their shares for cash, securities or other property, except in each case (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members of our initial shareholders, or any affiliate of our initial shareholders; (b) in the case of an individual, by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (f) by virtue of the laws of the Cayman Islands or the memorandum and articles of association of our sponsor upon dissolution of our sponsor; (g) in the event of the company’s liquidation prior to the completion of a business combination; (h) to the Company for no value for cancellation in connection with the consummation of our initial business combination; or (i) in the event of our completion of a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their common stock for cash, securities or other property subsequent to our completion of our initial business combination; provided, however, that in the case of clauses (a) through (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements.

The private units (including the underlying securities) are identical to the units (including the underlying securities) sold in our Initial Public Offering, subject to limited exceptions. AlphaVest Holding LP and EBC have agreed not to transfer, assign or sell any of the private units or underlying securities (except to the same permitted transferees as the founder shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the founder shares must agree to, each as described herein) until the completion of our initial business combination.

The Company issued to EBC 125,000 EBC founder shares for an aggregate purchase price of $1,750 on July 11, 2022. The EBC founder shares will not be transferred, assigned or sold (except to the same permitted transferees as the founder shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the founder shares must agree to, each as described herein) until the consummation of an initial business combination.

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member (which shall distinguish each share by its number (so long as the share has a number); confirm the amount paid or agreed to be considered as paid, confirm the number and category of each member and the voting rights of such shares (and whether such voting rights are conditional);
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. The shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our common stock, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Preference Shares

Our amended and restated memorandum and articles of association provides that preference shares may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations, and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preference shares outstanding at the date hereof. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future. No preference shares are being currently outstanding

Rights

Public Rights

Except in cases where we are not the surviving company in a business combination, each holder of a right will automatically receive one-tenth (1/10) of one share of common stock upon consummation of our initial business combination, even if the holder of a public right converted all common stock held by him, her or it in connection with the initial business combination or an amendment to our amended and restated memorandum and articles of association with respect to our pre-initial business combination activities. In the event we will not be the surviving company upon completion of our initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of one share of common stock underlying each right upon consummation of the business combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional common stock upon consummation of an initial business combination. The common stock issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of ours). If we enter into a definitive agreement for a business combination in which we will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same consideration per share of common stock the holders of the common stock will receive in the transaction on an as-converted into common stock basis.

We will not issue fractional common stock in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share. As a result, you must hold rights in multiples of ten in order to receive common stock for all of your rights upon closing of a business combination. If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Additionally, in no event will we be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Private Rights

The private rights have terms and provisions that are identical to those of the rights sold as part of the units in our Initial Public Offering.

The private rights (including the common stock issuable upon conversion of the rights) will not be transferable, assignable, or salable until the completion of our initial business combination (except as described in this Form 10-K).